Amount Raised:

The Future of Gaming is Here

The Omni is an omni-directional treadmill that lets players walk and run freely in 360 degrees inside video games and other virtual worlds. We're backed by Mark Cuban and other notable investors.

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$6.22 Price per Share

Immersive and Active Gaming

At Virtuix, we create omni-directional treadmills that let users walk, run, crouch, and jump realistically during gameplay. We're already selling two commercial products, **Omni Pro** and **Omni Arena**. Now, we're launching **Omni One**, a consumer version that brings true virtual reality into the homes of our customers.

- Experience VR without boundaries
- Full freedom of movement
- Burn calories while gaming

As seen in

The Omni adds a fantastic new layer of immersion to the virtual reality experience. Virtuix has set the bar very high with the Omni.

DIGITAL TRENDS

Notable Advisors & Investors

"I believe in the Virtuix team and product. Now is the time to bring the popular Omni gaming experience to the home."

Mark Cuban, Virtuix Investor



Introducing Omni One

Omni One is the first Omni optimized for the home. It's a complete entertainment system **including a standalone VR headset and online game store.**

- **Unrestricted freedom of movement** including crouching, strafing, kneeling, and jumping
- **Compact** (4-ft. diameter)
- Easy to assemble, fold up, and **move around** (no tools needed)
- **Includes a standalone VR headset** (currently shipping with Pico Neo 3 Pro)
- **30 top games available** at launch developed by Virtuix and third-party studios
- Supports a **PC connection** to play PC-based games with SteamVR

$2,595 + Shipping

Investors get **discounts of 30% (worth $780)** or more

OR: $65/month

Monthly payment plan option available for as low as **$65 per month**

Omni Online

Optional monthly subscription for online multiplayer gameplay, access to leaderboards and esports contests, cloud saves, and more **($14 per month)**

We're Shipping!

We're currently shipping beta units to our investor community. Our first customers are loving their Omni One experience.



"Omni One is awesome. I'm super happy." — Dale Western

"That was fun!" — Johan Oosthuizen

"We love everything about it!" — Michael and Deborah Jeter

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Investor Perks

Virtuix investors receive discounts on Omni One and are first in line to order a system. **Skip to the front of the 35,000-person waitlist and get Omni One before the general public.**

Complete your investment before April 21, 2023 to receive **an additional 10% discount.**

$1,000+

Invest $1,000+ and receive a ~~20%~~ **30% discount ($780 value)** when purchasing Omni One + 1 free Game (est. $40 Value)

$2,000+

Invest $2,000+ and receive a ~~25%~~ **35% discount ($910 value)** when purchasing Omni One + 2 free games (est. $80 value) + 3 free months of Omni Online ($42 value).

$5,000+

Invest $5,000+ and receive a ~~30%~~ **40% discount ($1,040 value)** when purchasing Omni One + 3 free games (est. $120 value) + 6 free months of Omni Online ($84 value).

$10,000+

Invest $10,000+ and receive a ~~40%~~ **50% discount ($1,300 value)** when purchasing Omni One + 5 free games (est. $200 value) + 12 free months of Omni Online ($168 value).

$20,000+

Invest $20,000+ and **receive a free Omni One system** + 5 free games (est. $200 value) + 12 free months of Omni Online ($168 value).

$50,000+

Invest $50,000+ and get the "$20,000 Investment Perk" + a VIP trip to Austin that includes air travel for 2 people (within continental U.S.), 5-star hotel for 3 nights (1 room), BBQ meal with Virtuix's CEO Jan Goetgeluk + tour of Virtuix to meet the team.

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4,000+ Units Shipped



70+ Systems Installed



Shipping Beta Units

Omni Pro & Omni Arena: A Global Entertainment Hit

$16 Million+ — Sold over $16 million worth of product

300,000+ — Database of over 300,000 players

3 Million+ — Hosted over 3 million plays

19 — Secured 19 patents

Large Demo & Sales Channel





We've already accumulated a waitlist of over 35,000 potential customers interested in Omni One. Every week, **250-300 more subscribers** join the Omni One waitlist with little marketing.

The market is demanding Omni One, and we're ready to scale.

Viral Reach

Thanks to gaming influencers and streamers, we can reach Omni One's target audience at low cost.

YouTube streamers and influencers love making exciting videos with Omni



Many of our Omni Pro **YouTube videos** have gone viral



Comments on YouTube videos testify to the excitement around our product

"Shut up and take my money"

"My god... I am so ready for this"

"Finally I can do cardio without looking at the clock"

"OMG I want that!"

"I want this so much"

"Can't wait till this comes out!"

"I want it!"

A word from our CEO



"We aim to bring our popular gaming experience to millions of homes around the world."

Jan Goetgeluk, Virtuix CEO

Successful Team Taking VR To The Next Level

Management team and advisory board bring over 100 years of gaming and hardware industry experience at notable businesses including Activision, Dave & Busters, and Guitar Hero.

JAN GOETGELUK

DAVID ALLAN

MIKE GRIFFITH

KAI HUANG

JIANWEI LI

Why Invest in Virtuix?

Our time is now. Strong consumer demand and excitement for Omni One **sets us up for rapid revenue growth.**

- Invest in the future of gaming alongside **Mark Cuban and other major investors.**
- **With $16 Million+ in sales in 70+ Countries,** Virtuix has a proven track record of success.
- Get an Omni One discount **worth $780 or more.**
- **Skip the line and order Omni One** before it goes on sale to the general public.



Notable Investors

- MARK CUBAN
- HERO ENTERTAINMENT
- LEYARD
- SCOUT VENTURES
- 2020 VENTURES
- CAPITAL FACTORY
- MAVERON
- MBS CAPITAL
- SCENTAN VENTURES
- TEKTON VENTURES
- WALDEN WOODS HOLDINGS
- WTI

FAQ

When can I get Omni One?

Investors get to skip the line and order Omni One before it goes on sale to the general public. We're currently shipping beta units to our investor community. Given that over 900 investors have now applied to buy beta units, the beta program will extend well into the second half of 2023. Quantities available to beta customers will start small and gradually increase as the beta program proceeds. We aim to start delivering general-release units to investors in Q4 of this year.

How will I be able to order a unit and apply my discount?

How much does Omni One cost?

How much is the shipping cost?

When can I buy Omni One outside of U.S.?

Who are your main competitors, and how are you different?

Can I play SteamVR games with Omni One?

What are the dimensions of Omni One?

What are the user requirements to use Omni One?

Can I combine my investor perks with any perks earned in previous fundraise campaigns?

Why invest in startups?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

Can I sell my shares?

Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?

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